Exhibit 3.1

AMENDMENT NO. 2 TO

FIFTH AMENDED AND RESTATED BYLAWS

OF CENTERLINE HOLDING COMPANY

This Amendment No. 2 to the Fifth Amended and Restated Bylaws of Centerline Holding Company, a Delaware statutory trust (the "Trust"), as amended, (the "Bylaws"), was approved by the Trust's Board of Trustees effective as of October 27, 2008 (the "Amendment"):

WHEREAS, Article XIV of the Bylaws provides that the Board of Trustees (as defined in the Second Amended and Restated Trust Agreement of the Trust, dated November 17, 2003, as amended) shall have the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.

NOW, THEREFORE, Article III, Section 11(a) of the Bylaws be, and hereby is, amended to add the following as the last sentence thereof:

If for any reason any Managing Trustee shall cease to be a Managing Trustee, the Nominating Committee and the remaining members of the Board of Trustees shall act with reasonable promptness to appoint a new Managing Trustee in accordance with this Section 11. Notwithstanding the existence of one or more vacancies in its number of members, the Board of Trustees or any committee thereof shall have and may exercise all of its rights and powers to conduct the business of the Trust.

Except to the extent expressly amended by the terms of this Amendment, the Bylaws shall remain in full force and effect.